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RECEIVED
MAR 0 1 2011
WASH. D.C.
189

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UNITED STATES
SECURITIES AND EXCHANGE COMMI
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/09/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAYBRUS EQUITY SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) Connecticut (State) 06102-5056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary C. Tebbetts (518) 479-8353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400 (Address) Hartford (City) Connecticut (State) 06103-3404 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

3/23

OATH OR AFFIRMATION

I, Gary C. Tebbetts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrus Equity Services, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

GALE A. DELFINO
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saybrus Equity Services, Inc.

(a wholly-owned subsidiary of Saybrus Partners, Inc.)
Financial Statements and Supplementary Schedule pursuant to Securities and Exchange Commission Rule 17a-5
For the Period from February 9, 2010 (date of incorporation) to December 31, 2010

Saybrus Equity Services, Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors
and Stockholder's of Saybrus Equity Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Saybrus Equity Services, Inc. (the "Company") at December 31, 2010 and the results of its operations and its cash flows for the period from February 9, 2010 (date of incorporation) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2011

Saybrus Equity Services, Inc.
Statement of Financial Condition as of December 31, 2010

	2010
Assets:	
Cash and cash equivalents	$ 2,314,701
Concessions receivable from third parties	20,565
Concessions receivable from affiliates	124,623
Prepaid regulatory expenses	6,557
Total assets	$ 2,466,446
Liabilities:	
Payable to affiliate	$ 287,581
Income tax payable to affiliate	7,913
Total liabilities	295,494
Stockholder's Equity:	
Common stock, par value $0.01 (100 shares authorized, issued and outstanding)	1
Additional paid-in capital	2,749,999
Accumulated deficit	(579,048)
Total stockholder's equity	2,170,952
Total liabilities and stockholder's equity	$ 2,466,446

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Operations for the Period from
February 9, 2010 (date of incorporation) to December 31, 2010

	2010
Revenues:	
Concessions earned	$ 436,928
Interest income	231
Total revenues	437,159
Expenses:	
Salary and other compensation	536,734
Employee benefits	148,556
Other operating expenses	332,902
Total expenses	1,018,192
Loss before income taxes	(581,033)
Income tax benefit	(1,985)
Net loss	$ (579,048)

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Stockholder's Equity for the Period from February 9, 2010 (date of incorporation) to December 31, 2010

	2010
Stockholder's equity, beginning of period	$ --
Net loss	(579,048)
Capital contribution received from parent	
Common stock	1
Additional paid-in capital	2,749,999
Total capital contribution received from parent	2,750,000
Total change in stockholder's equity	2,170,952
Stockholder's equity, end of period	$ 2,170,952

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Cash Flows for the Period from February 9, 2010 (date of incorporation) to December 31, 2010

	2010
Cash Flows from Operating Activities:	
Net loss	$ (579,048)
Adjustments to Reconcile Net Loss to Net Cash Used for Operating Activities:	
Increase in concessions receivable	(145,188)
Increase in prepaid regulatory expenses	(6,557)
Increase in payable to affiliate	287,581
Increase in income taxes payable to affiliate	7,913
Cash used in operating activities	(435,299)
Cash Flows from Financing Activities:	
Capital contribution received from parent	2,750,000
Cash provided by financing activities	2,750,000
Net increase in cash and cash equivalents	2,314,701
Cash and cash equivalents, beginning of period	--
Cash and cash equivalents, end of period	$ 2,314,701

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies:

Description of Business

Saybrus Equity Services, Inc. ("Saybrus Equity" or "Company") is a Delaware company organized on February 9, 2010 and registered as a securities broker/dealer with the Financial Industry Regulatory Authority ("FINRA") on August 8, 2010. Saybrus Equity is a wholly owned subsidiary of Saybrus Partners, Inc. ("Saybrus Partners"). Saybrus Partners is a majority-owned subsidiary of The Phoenix Companies, Inc. (The Phoenix), a publicly traded company. Saybrus Equity provides wholesaling services of variable life insurance and variable annuities to various third party distributors and affiliates. Saybrus Equity is authorized to do business in all 50 states as well as the District of Columbia.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash and Cash Equivalents

Cash and cash equivalents consist of short term deposits and money market investments with original maturities of 3 months or less.

Income Taxes

Saybrus Equity is included in the consolidated federal corporate income tax return and the combined Connecticut Corporation business tax return of Phoenix. In accordance with a written tax sharing agreement among Phoenix and its subsidiaries, income tax expense or benefit is computed as if Saybrus Equity were filing a separate federal and a separate state income tax return. Saybrus Equity receives current federal benefit for tax losses to the extent that the losses are utilized in Phoenix's consolidated federal income tax return. Saybrus Equity receives current state benefit for tax losses to the extent that the losses are utilized in Phoenix's combined Connecticut income tax return.

Revenue Recognition

Variable product concession income is recorded as income when earned and is based upon actual premium funding levels.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Transactions with Affiliates:

Saybrus Equity has an expense sharing agreement, dated March 8, 2010 with its parent Saybrus Partners. In accordance with the expense sharing agreement, Saybrus Partners pays operating expenses in our behalf and is reimbursed by us through a cost allocation process. Expenses are incurred monthly and settled within 30 days. Expenses allocated to Saybrus Equity for the period ended December 31, 2010 were $1,018,192.

Saybrus Equity performs wholesaling services for Phoenix Life Insurance Company and PHL Variable Life Insurance Company, both wholly-owned subsidiaries of the Phoenix. Concession income earned from these affiliates during the period ended December 31, 2010 was $14,000.

3. **Regulatory Matters:**

Net Capital Requirement
Saybrus Equity is classified as a 'limited purpose' securities broker and dealer by FINRA. As such, the firm is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital and certain debt to capital ratios. Due to its limited securities activities and that Saybrus Equity is operating in its first 12 months of business, the rule requires the Company to maintain minimum net capital equal to the greater of either $5,000 or 12.5% of the Company's aggregate indebtedness as defined under Rule 15c3-1.

At December 31, 2010 Saybrus Equity had a net capital of $1,972,913 and a net capital requirement of $36,937. Rule 15c-1 also requires the Company's ratio of aggregate indebtedness to net capital not to exceed 8 to 1 for 12 months after commencing business as a broker/dealer. The Company's aggregate indebtedness to net capital ratio was 0.15 to 1 at December 31, 2010.

Exemptions from reserve requirements
Saybrus Equity does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

Saybrus Equity deals exclusively with the sale of insurance products and variable annuities and as such has filed an exemption from the Securities Investor Protection Corporation ("SIPC") under section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). As of December 31, 2010, Saybrus Equity was in compliance with the conditions of these exemptions.

4. **Commitments and Contingencies:**
Saybrus Equity may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements there are no legal proceedings which have a material effect on the financial position, results of operations, or cash flows of the Company.

5. **Income Taxes:**
The components of the federal income tax benefit for the period ended December 31, were as follows:

	2010
Current	$ (1,985)
Deferred	--
Total income tax benefit	$ (1,985)

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense as reported:

	2010
Statutory rate	35.0%
Meals and entertainment	-0.1%
Valuation allowance	-34.6%
Effective income tax rate	$ 0.3%

The following summarizes the federal deferred income taxes for the period ended December 31:

	2010
Deferred Tax Assets	
Federal net operating loss carryforward	$ 200,746
Gross deferred tax assets	200,746
Less valuation allowance	(200,746)
Net deferred tax asset	$ --

As part of the consolidated Federal return, Saybrus Equity has federal net operating loss carryforwards of $573,559 scheduled to expire in 2030.

As of December 31, 2010, we performed our assessment of net deferred tax assets. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against our deferred tax assets. Due to uncertainties related to our ability to utilize the deferred tax assets, a full valuation allowance has been established related to the $200,746 of gross deferred tax assets at December 31, 2010. The amount of the valuation allowance has been determined based on our estimates of taxable income over the periods in which the deferred tax assets are expected to reverse.

As of December 31, 2010, Saybrus Equity does not have a liability for unrecognized tax benefits recorded in its financial statements. Saybrus Equity does not anticipate any material change in this position in the next twelve months.

There were no income taxes paid during the period ended December 31, 2010.

6. **Subsequent Events:**
We evaluated events subsequent to December 31, 2010 and through February 28, 2011, the date of issuance of these financial statements. We have determined there have been no events that have occurred that would require adjustments to our financial statements.

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2010

Net capital	
Total stockholder's equity	$ 2,170,952
Deduct assets not allowable for net capital	
Concession receivable from affiliates	124,623
Concession receivable from third parties	20,565
Prepaid expenses	6,557
Total deductions from net capital	151,745
Net capital before specific reduction in the market value of securities	2,019,207
Less securities haircuts pursuant to Rule 15c3-1	46,294
Net capital	$ 1,972,913
Aggregate indebtedness	
Items included in statement of financial condition	
Payable to affiliate	$ 287,581
Income tax payable to parent	7,913
Total aggregate indebtedness	$ 295,494
Computation of basic net capital requirement	
Minimum net capital required (based upon aggregate indebtedness)	$ 36,937
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 36,937
Excess net capital	$ 1,935,976
Ratio: aggregate indebtedness to net capital	0.15 to 1

Reconciliation with Company's Computation of Net Capital On Form X-17-5 as of December 31 2010

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's amended unaudited Part II FOCUS Report filing as of the same date.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
189

To the Board of Directors
and Stockholder's of Saybrus Equity Services, Inc.:

In planning and performing our audit of the financial statements of Saybrus Equity Services, Inc. (the "Company") as of and for the period from February 9, 2010 (date of incorporation) to December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Saybrus Equity Services, Inc., as of and for the period from February 9, 2010 (date of incorporation) to December 31, 2010, and this report does not affect our report thereon dated February 28, 2011. The Company did not maintain effective controls over the validity and accuracy of concessions receivable and concessions revenue. Specifically, the Company's controls failed to properly evaluate the accounting for concessions revenue and establish an accounting policy prior to the recognition of the concessions revenue. These control deficiencies resulted in an audit adjustment to the December 31, 2010 financial statements. In addition, these control deficiencies could result in a misstatement of the concessions receivable and concessions revenue accounts that would cause a material misstatement of the Company's annual or interim financial statements that would not be prevented or detected. Accordingly, we have concluded that this control deficiency constitutes a material weakness as of December 31, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, as discussed in the preceding paragraph we identified a deficiency in internal control that we consider to be a material inadequacy. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Saybrus Equity Services, Inc., as of and for the period from February 9, 2010 (date of incorporation) to December 31, 2010, and this report does not affect our report thereon dated February 28, 2011.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

Saybrus
EQUITY SERVICES

Supplement to the Report of Independent Auditors on Internal Audit Required by SEC Rule 17a-5(g)(1)

In accordance with SEC Rule 17a-5(j), Saybrus Equity Services, Inc., ("the Firm") provides the following statement as a supplement to the Report of Independent Auditors included with the annual audit report of the Firm.

The Firm has corrected its financial statements as of December 31, 2010 to address the internal controls with respect to the accounting treatment of concessions receivable and concessions revenue. In addition, the Firm has implemented accounting procedures and controls to ensure that concessions receivable and concessions revenue are accurately recorded going forward.

A copy of this Supplement was provided to PricewaterhouseCoopers LLP on February 28, 2011.

Saybrus Equity Services, Inc.

By: [signature]
Moira C. Lowe
President & Chief Executive Officer

One American Row
PO Box 5056
Hartford, CT 06102-5056

888-794-4447 phone
www.saybruspartners.com